

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 12, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Listed Funds Trust, under the Exchange Act of 1934:

- Changebridge Capital Long/Short Equity ETF

- Changebridge Capital Sustainable Equity ETF

Sincerely,

An Intercontinental Exchange Company